Exhibit 99.1

REGULATED INFORMATION

Information on the total number of voting rights and shares

Mont-Saint-Guibert (Belgium), July 7, 2021, 10:30 pm CET / 4:30 pm ET – In accordance with article  15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the below information following the issue of 2,835,000 new shares on July 7, 2021 pursuant to a capital increase in connection with Nyxoah’s initial public offering in the United States.

•	Share capital: EUR 4,295,126.64

•	Total number of securities carrying voting rights: 25,002,609 (all ordinary shares)

•	Total number of voting rights (= denominator): 25,002,609 (all relating to ordinary shares)

•	Number of rights to subscribe to securities carrying voting rights not yet issued:

o	91 “2013 ESOP Warrants” issued on 3 May 2013 and 23 December 2014, entitling their holders to subscribe to a total number of 45,500 securities carrying voting rights (all ordinary shares);

o	365 “2016 ESOP Warrants” issued on 3 November 2016, entitling their holders to subscribe to a total number of 182,500 securities carrying voting rights (all ordinary shares);

o	319 “2018 ESOP Warrants” issued on 12 December 2018, entitling their holders to subscribe to a total number of 159,500 securities carrying voting rights (all ordinary shares); and

o	550,000 “2020 ESOP Warrants” issued on 21 February 2020, entitling their holders to subscribe to a total number of 550,000 securities carrying voting rights (all ordinary shares).

*

*        *

For further information, please contact:

Nyxoah

Fabian Suarez, CFO

corporate@nyxoah.com

+32 (0)10 22 24 55

1